Mail Stop 3561

October 16, 2009

Mr. Claudio Galeazzi
Chief Executive Officer
Companhia Brasileira de Distribuicao S.A.
Avenida Brigadeiro Luiz Antonio, no. 3,142
01402-901 Sao Paulo, SP, Brazil

       Re: **Companhia Brasileira de Distribuicao S.A.**
                Annual Report on Form 20-F for the Fiscal Year Ended December 31, 2008
                Filed June 23, 2009
                File No. 001-14626

Dear Mr. Galeazzi:

We have reviewed your response to our letter dated August 10, 2009 and have the following comments. Please feel free to call us at the telephone numbers listed at the end of this letter if you have any questions.

1. We note your response to comment 10 of our letter dated August 10, 2009 that you will submit the Consultancy Agreement under separate cover with a request for confidential treatment. We await your confidential treatment submission.

2. We note your response to comment 11 of our letter dated August 10, 2009. Please provide to us your tests of significance under Rule 3-09 of Regulation S-X for your equity method investment in Miravalles for each of the periods presented. Furthermore, please advise why you previously filed audited consolidated financial statements for your investment in Miravalles for the periods ended December 31, 2007 and 2006 in your 2007 Form 20-F. If you conclude your investment in Miravalles was significant for the periods ended December 31, 2007 and 2006, then revise your 2008 Form 20-F to include such audited financial statements.

3. We note the acknowledgements made by your counsel on your behalf at the conclusion of counsel's letter to us dated August 10, 2009. Notwithstanding these acknowledgements, we still require a letter from you, on company letterhead and executed by a duly authorized officer, acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Robert Babula, Staff Accountant, at (202) 551-3339 or Donna DiSilvio, Senior Staff Accountant, at (202) 551-3202 if you have questions regarding comments on the financial statements and related matters. Please contact Lilyanna L. Peyser, Attorney Advisor, at (202) 551-3222 or me at (202) 551-3725 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: CT Corporation, Agent for Service of Process in the United States
Fabiana Yoshie Sakai, Shearman & Sterling LLP